FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results 2006

Annual Results

for the year ended

31 December 2006

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

2006 HIGHLIGHTS

•	Group operating profit* up 14% to £9,414 million.

•	Income up 10% to £28,002 million.

•	Profit after tax up 17% to £6,497 million.

•	Adjusted earnings per ordinary share up 14% to 200.0p.

•	Capital returned through dividend increase.

•	Final dividend 66.4p; total dividend 90.6p, up 25%.

•	Adjusted return on equity 19%, up from 18.2%.

•	Average loans and advances to customers up 14%.

•	Average customer deposits up 11%.

•	UK income up 9% to £20,430 million.

•	International income up 11% to £7,572 million.

•	Cost:income ratio down to 42.1% from 42.4%.

•	Impairment losses stable at 0.46% of loans and advances.

•	UK personal unsecured arrears have levelled in the second half.

•	Tier 1 capital ratio 7.5%.

•	Total capital ratio 11.7%.

•	Share repurchase of £1 billion completed.

*	profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	2006 £m	2005 £m	Increase £m
Total income (1)	28,002	25,569	2,433

Operating expenses (2)	12,252	11,298	954

Operating profit before impairment losses (1,2)	11,292	9,958	1,334

Group operating profit (3)	9,414	8,251	1,163

Purchased intangibles amortisation	94	97	(3)

Integration costs	134	458	(324)

Net gain on sale of strategic investments and subsidiaries	—	240	(240)

Profit before tax	9,186	7,936	1,250

Cost:income ratio (4)	42.1%	42.4%

Basic earnings per ordinary share	194.7p	169.4p	25.3p

Adjusted earnings per ordinary share (5)	200.0p	175.9p	24.1p

(1)	excluding gain on sale of strategic investments in 2005.
(2)	excluding purchased intangibles amortisation, integration costs and loss on sale of subsidiaries.
(3)	profit before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.
(4)	the cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above, and after netting operating lease depreciation against rental income.
(5)	adjusted earnings per ordinary share is based on earnings adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Sir Fred Goodwin, Group Chief Executive, said:

“Whilst building greater diversification of income across the Group, we actively manage the trade-off between sustainable growth, risk and return.

Our 2006 results provide clear evidence of the success of this approach. We have delivered strong organic earnings growth and improved returns on equity, notwithstanding the adverse industry and market-wide pressures facing some of our major businesses. Furthermore, we have retained our inherently cautious stance towards higher risk activities such as unsecured consumer lending and sub-prime credit markets more generally.

Today’s excellent results and increased dividend demonstrate the strength of RBS. We are expanding our reach and making progress in all the major economies we operate in. We face the future confidently, with momentum and a proven strategy for success.”

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

The Royal Bank of Scotland Group performed strongly in 2006, increasing operating profit by 14% to £9,414 million and adjusted earnings per share by 14% to 200.0p. Adjusted return on equity increased to 19.0% in 2006 from 18.2%. Total shareholder return in 2006 was 18%. Over the last ten years total shareholder return has also averaged 18%.

We are building a group whose diversity, scale, distribution capacity and operational excellence can deliver superior, sustainable income growth, combined with controlled risk and strong returns. Our results in 2006 demonstrate once again the success of our model.

Investment in meeting the needs of our customers has enabled us to continue to achieve good organic growth across the range of our businesses, with all divisions contributing to this. Total income grew by 10% to £28,002 million, with particularly strong performances from Global Banking & Markets, UK Corporate Banking, Wealth Management and Ulster Bank. Whilst continuing to invest in business expansion, we held cost growth to 8%, bringing our cost:income ratio down to 42.1%, compared with 42.4% in 2005.

We have continued to build our market share in UK retail, commercial and corporate banking, increased our customer base in Europe and made good progress in building a platform for sustained growth in North America. We have also laid the foundations for a growing share in the vibrant financial services markets of the Asia-Pacific region. The breadth of the Group’s businesses is reflected in our results: 42% of our operating profit came from outside the UK.

Sound control of risk is fundamental to the Group’s business, and our results here are reassuring. We have grown average customer lending by 14% while impairment losses have increased by 10%. Central to this is our longstanding aversion to sub-prime lending, wherever we do business. We have also maintained the customer-driven nature of our trading activities, as reflected in trading income growth of 14%, compared with an increase of only 9% in our average daily value at risk.

Our businesses

We manage costs where they arise, with customer-facing divisions controlling their direct expenses and our Manufacturing division taking responsibility for shared costs. We do not allocate these shared costs between divisions in the day-to-day management of our business, and the way in which we present our financial results reflects this. We have, however, shown separately in this announcement an allocation of Manufacturing costs to the customer-facing divisions on the same basis as in our Interim results announcement. The discussion of divisional operating profit in this review reflects this allocation.

Corporate Markets has achieved another strong performance in 2006, with total income growing by 17% to £10,279 million and operating profit by 20% to £5,552 million.

Global Banking & Markets produced a 22% increase in total income to £6,826 million, with operating profit rising by 25% to £3,790 million. We continue to invest in the extension of GBM’s geographical footprint and product range. These investments are bearing fruit and have made an important contribution to GBM’s success in 2006. Sustained growth in income reflects its increasing strength in global debt capital markets and excellent results from the origination, structuring, management and distribution of assets.

UK Corporate Banking has increased total income by 9% to £3,453 million and operating profit by 12% to £1,762 million. UKCB strengthened its market-leading positions in corporate and commercial banking while achieving considerable success in providing a full range of financing and risk management services to its customers. Corporate credit conditions remain benign.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Retail Markets has grown total income by 5% to £8,637 million and operating profit by the same percentage to £2,653 million, with robust growth from Wealth and a good performance in consumer and business banking. We have responded to the changing pattern of demand from our customers by strengthening our capabilities in the savings and investment market, with good results. That has enabled us to deliver excellent growth in wealth management, savings accounts and bancassurance sales. We have also further strengthened our position in current accounts, where we are now joint UK market leader. We maintained our traditional unwillingness to engage in sub-prime lending and further reduced our activity in the direct loans market last year. Arrears on our unsecured card and personal loan book in the second half were flat compared with the first and, when considered alongside our credit performance over the last two years, reflect the benefits of our conservative credit selection criteria.

Ulster Bank continues to deliver good growth in both the Republic of Ireland and Northern Ireland, with total income increasing by 15% to £988 million and operating profit by 20% to £388 million. We have made particularly good progress in extending our corporate banking franchise. With increased customer numbers in corporate and in personal banking, we have achieved strong growth in both lending and deposits.

Citizens has been building its customer franchise in commercial banking and in card issuing and acquiring, diversifying its traditional deposit-focused business. Total income grew by 3% to $6,115 million and operating profit by 2% to $2,917 million. Business and home equity lending showed good growth but we faced more challenging conditions in deposits, where the industry has been affected by the flattening of the yield curve and the migration from liquid savings to lower margin term and time deposits. The decline in net interest margin has, however, slowed noticeably in the second half of the year, and we continue to see opportunities to develop our footprint through supermarket banking. We maintained good expense discipline, and credit quality remains strong, underpinned by our focus on prime customers.

RBS Insurance increased total income by 3% to £5,679 million and operating profit by 3% to £750 million. We have maintained our disciplined approach to pricing and risk selection, focusing on more profitable customers acquired through our direct brands. An upward trend in the UK motor market pricing became evident towards the end of the year and we have successfully put through increases in our own premium rates in line with that trend, although these will take some time to feed through into income. Our European motor insurance businesses are growing well with more than 2 million policyholders. We managed operating costs and claims rigorously.

Manufacturing has demonstrated the scale benefits achievable from sharing processes and infrastructure across our businesses, with costs growing by 3% to £2,852 million. Our platform has handled significantly greater business volumes, yet we have held technology and customer support expenses almost flat. This performance has provided us with the wherewithal to continue to invest in further enhancements to customer service. 2006 also saw the successful integration of Ulster Bank’s core systems onto the Group’s IT platform.

Basel II

We submitted our application for qualification under the Basel II Advanced Internal Ratings-Based approach at the end of 2006 and will run in parallel during 2007. Like many other large banking groups, we expect a modest reduction in our Basel II minimum capital requirements under Pillar 1, and will work closely with the Financial Services Authority over the course of this year to determine our assessment under Pillar 2.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Bank of China

We have made good progress in developing our partnership with Bank of China. Our joint credit card business has already issued more than 1.2 million cards and its scope has been expanded to include all credit cards and merchant acquiring in mainland China. We are establishing a joint private banking business and will be opening pilot offices in Beijing and Shanghai during the first half of 2007. Co-operation in corporate banking is also bearing fruit, and we have together completed a number of significant transactions in shipping, aviation and trade finance.

Capital

Our 2006 results demonstrate the effective use of capital, with our increasing distribution capabilities helping to minimise the capital required to support our considerable strength in origination. The capital our businesses generated has enabled us to invest in organic growth across the Group, carry out a £1 billion share buyback and increase the dividends paid out in the course of the year by 28%, while holding our Tier 1 capital ratio steady at 7.5%.

Looking at 2007 we expect to remain strongly capital-generative and we aim to achieve a balance between growth, risk and return in the deployment of that capital. We see a wide range of opportunities across the Group to achieve attractive returns from organic growth in existing businesses and investment in new income streams and markets. In addition, we intend to reduce further the proportion of preference shares in our Tier 1 capital base. Our target range for Tier 1 capital is unchanged at 7-8%.

Returning capital to our shareholders remains integral to our strategy, and having consulted with them, we have heard a clear preference for capital to be returned through increased dividends. We are therefore proposing to raise our payout ratio to 45% through a final dividend of 66.4p, making a total of 90.6p for the year, an increase of 25%.

Outlook

Our proven business model has delivered strong results in 2006. We believe that the strategic choices we have made, together with the prospects for continued growth in the world economy, position us well for 2007. We remain confident in the Group’s ability to take advantage of the many opportunities to invest profitably in sustainable growth.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

In the income statement set out below, amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries are shown separately. In the statutory income statement on page 31, these items are included in non-interest income and operating expenses as appropriate.

	2006 £m	2005 £m
Net interest income	10,596	9,918

Non-interest income (excluding insurance net premium income)	11,433	9,872
Net insurance premium income	5,973	5,779

Non-interest income	17,406	15,651

Total income	28,002	25,569
Operating expenses	12,252	11,298

Profit before other operating charges	15,750	14,271
Insurance net claims	4,458	4,313

Operating profit before impairment losses	11,292	9,958
Impairment losses	1,878	1,707

Profit before tax, intangible assets amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	9,414	8,251
Amortisation of purchased intangible assets	94	97
Integration costs	134	458
Net gain on sale of strategic investments and subsidiaries	—	240

Operating profit before tax	9,186	7,936
Tax	2,689	2,378

Profit for the year	6,497	5,558
Minority interests	104	57
Preference dividends	191	109

Profit attributable to ordinary shareholders	6,202	5,392

Basic earnings per ordinary share (Note 4)	194.7p	169.4p

Adjusted earnings per ordinary share (Note 4)	200.0p	175.9p

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 14% or £1,163 million, from £8,251 million to £9,414 million.

Profit before tax was up 16%, from £7,936 million to £9,186 million, reflecting strong organic income growth in all divisions.

Total income

The Group achieved strong growth in income during 2006. Total income was up 10% or £2,433 million to £28,002 million.

Net interest income increased by 7% to £10,596 million and represents 38% of total income (2005 - 39%). Average loans and advances to customers and average customer deposits grew by 14% and 11% respectively.

Non-interest income increased by 11% to £17,406 million and represents 62% of total income (2005 - 61%).

Net interest margin

The Group’s net interest margin at 2.47% was down from 2.55% in 2005, due mainly to the business mix effect of growth in corporate and mortgage lending and the impact of the flatter US dollar yield curve.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 8% to £12,252 million.

Cost:income ratio

The Group’s cost:income ratio was 42.1% compared with 42.4% in 2005.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 3% to £4,458 million reflecting volume growth.

Impairment losses

Impairment losses were £1,878 million compared with £1,707 million in 2005, an increase of 10%. Risk elements in lending and potential problem loans represented 1.57% of gross loans and advances to customers excluding reverse repos at 31 December 2006 (2005 - 1.60%).

Provision coverage of risk elements in lending and potential problem loans was 62% compared with 65% at 31 December 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Integration

Integration costs were £134 million compared with £458 million in 2005. Included are costs relating to the integration of First Active and Charter One, as well as the amortisation of software costs relating to the integration of Churchill. Integration costs in 2005 included software costs relating to the acquisition of NatWest which were previously written-off as incurred under UK GAAP but under IFRS were capitalised and amortised. All such software was fully amortised by the end of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Earnings and dividends

Basic earnings per ordinary share increased by 15%, from 169.4p to 194.7p. Earnings per ordinary share adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 14%, from 175.9p to 200.0p.

A final dividend of 66.4p per ordinary share is recommended, giving a total dividend for the year of 90.6p, an increase of 25%. If approved, the final dividend will be paid on 8 June 2007 to shareholders registered on 9 March 2007. The total dividend is covered 2.2 times by earnings before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Balance sheet

Total assets were £871.4 billion at 31 December 2006, 12% higher than total assets of £776.8 billion at 31 December 2005.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2006 by 10% or £35.7 billion to £404.0 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 9% or £26.1 billion to £320.2 billion.

Capital ratios at 31 December 2006 were 7.5% (Tier 1) and 11.7% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average ordinary equity, was 19.0% compared with 18.2% in 2005.

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in 2006. These changes do not affect the Group’s results. A divisional analysis of these restatements is set out on page 51.

The cash flow statement for 2005 has been restated (see page 52).

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail and Wealth Management.

Retail comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail is the UK market leader in small business banking.

Retail issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 30 September 2006. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of 2,500 independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and after allocation of Manufacturing costs where appropriate, of each division is detailed below, and is described as ‘operating profit’ in the divisional analyses that follow. The allocations of Manufacturing costs are shown separately in the results for each division.

	2006 £m	2005 £m	Increase %
Corporate Markets
- Global Banking & Markets	3,790	3,041	25
- UK Corporate Banking	1,762	1,572	12
Total Corporate Markets	5,552	4,613	20
Retail Markets
- Retail	2,299	2,264	2
- Wealth Management	354	272	30
Total Retail Markets	2,653	2,536	5
Ulster Bank	388	323	20
Citizens	1,582	1,575	—
RBS Insurance	750	728	3
Manufacturing	—	—	—
Central items	(1,511)	(1,524)	1

Group operating profit	9,414	8,251	14

Risk-weighted assets of each division were as follows:

	2006 £bn	2005 £bn
Corporate Markets
- Global Banking & Markets	138.1	120.0
- UK Corporate Banking	93.1	82.6
Total Corporate Markets	231.2	202.6
Retail Markets
- Retail	71.9	74.5
- Wealth Management	6.5	6.1
Total Retail Markets	78.4	80.6
Ulster Bank	28.3	22.4
Citizens	57.6	61.8
Other	4.8	3.6

	400.3	371.0

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

	2006 £m	2005 £m
Net interest income from banking activities	3,798	3,439
Non-interest income	6,481	5,321

Total income	10,279	8,760

Direct expenses
- staff costs	2,537	2,006
- other	610	521
- operating lease depreciation	736	733

	3,883	3,260

Contribution before impairment losses	6,396	5,500
Impairment losses	274	335

Contribution	6,122	5,165
Allocation of Manufacturing costs	570	552

Operating profit	5,552	4,613

	£bn	£bn
Total assets*	472.3	409.2
Loans and advances to customers – gross*
- banking book	181.1	158.7
- trading book	15.4	11.8
Rental assets	13.9	13.2
Customer deposits*	132.5	111.1
Risk-weighted assets	231.2	202.6

*	excluding reverse repos and repos

Corporate Markets achieved a strong performance in 2006, with excellent results across many of our businesses. Total income, after deducting operating lease depreciation, rose by 19% to £9,543 million with contribution growing by 19% to £6,122 million. Operating profit rose by 20% to £5,552 million.

Average loans and advances grew by 19% and average customer deposits by 17%. Our portfolio remains well diversified by counterparty, sector and geography and balanced in credit distribution. Assets grew strongly outside the UK, particularly in Western Europe. Overall credit conditions remained benign, and impairment losses represented 0.14% of loans and advances to customers.

Average risk-weighted assets rose by 12%, with disciplined capital allocation and increasing returns. The ratio of operating profit to average risk-weighted assets improved from 2.3% to 2.5%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS

	2006 £m	2005 £m
Net interest income from banking activities	1,629	1,486

Net fees and commissions receivable	998	790
Trading activities	2,242	1,949
Income from rental assets (net of related funding costs)	677	622
Other operating income (net of related funding costs)	1,280	744

Non-interest income	5,197	4,105

Total income	6,826	5,591

Direct expenses
- staff costs	1,975	1,518
- other	427	357
- operating lease depreciation	406	398

	2,808	2,273

Contribution before impairment losses	4,018	3,318
Impairment losses	85	139

Contribution	3,933	3,179
Allocation of Manufacturing costs	143	138

Operating profit	3,790	3,041

	£bn	£bn
Total assets*	383.6	330.9
Loans and advances to customers - gross*
- banking book	94.3	82.0
- trading book	15.4	11.8
Rental assets	12.2	11.9
Customer deposits*	54.1	44.7
Risk-weighted assets	138.1	120.0

*	excluding reverse repos and repos

Global Banking & Markets performed strongly in 2006, delivering excellent growth in income while continuing to build our strong international franchise. Total income rose by 22% to £6,826 million, contribution by 24% to £3,933 million and operating profit by 25% to £3,790 million.

GBM is a leading provider of debt financing and risk management solutions covering the origination, structuring and distribution of a wide range of assets. In 2006 we arranged over $450 billion of financing for our corporate and institutional customers, up 17% from 2005. We ranked first among managers of global asset-backed and mortgage-backed securitisations and fourth among managers of global syndicated loans, while among managers of international bonds we moved from thirteenth place to eighth. These league table positions demonstrate our success in broadening and deepening our franchise.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS (continued)

In 2006 we have further invested in extending our product capabilities and our worldwide reach. Income in North America rose by 18% in local currency, despite flat revenues in our US residential mortgage-backed securities business, as the investments we have made in our debt capital markets, loan markets, rates and credit trading businesses have borne fruit.

In Europe, income increased by 26% in local currency as a result of good performances in Germany, France, Spain, Italy and the Nordic region. We participated in many of the largest cross-border financings in 2006. Asia-Pacific, too, showed marked progress, with income increasing by 35% in US dollar terms. We have established a promising presence in the region, building our product capability and client relationships.

Net interest income from banking activities rose by 10% to £1,629 million, representing 24% of total GBM income. Average loans and advances to customers increased by 20% as we further expanded our customer base outside the UK.

Net fee income rose by 26% to £998 million, reflecting our top tier position in arranging, structuring and distributing large scale private and public financings. We have increased our customer penetration, and in 2006 were the third most active underwriter of bonds for European, including UK, corporates.

Income from trading activities continued to grow steadily, rising by 15% to £2,242 million as a result of good volumes of debt and risk management products provided to our customers. A strong performance in credit products was supplemented by growth in our broadening product range, including equity derivatives and structured credit, partially offset by the impact of a slower US mortgage-backed securities market. Average trading book value at risk remained modest at £14.2 million.

Our rental and other asset-based activities have achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. This success has driven good growth in net income from rental assets, which increased (net of related funding costs and operating lease depreciation) to £271 million from £224 million.

These businesses also generate value through the ownership of a portfolio of assets which we manage actively. Good results from these activities, as well as from principal investments where we work with our corporate customers and with financial sponsors, leveraging our financial capability to structure and participate in a wide variety of investment opportunities, were reflected in other operating income, which increased to £1,280 million (net of related funding costs) from £744 million in 2005.

We have maintained good cost discipline while continuing to invest in extending our geographical footprint, our infrastructure and our product range. Net of operating lease depreciation our cost:income ratio was 39.6%. Total expenses grew by 22% to £2,951 million. Variable performance-related compensation increased and now accounts for 41% of total costs.

Portfolio risk remained stable and the corporate credit environment remained benign. Impairment losses fell to £85 million, with the distribution of impairments over the course of the year reflecting recoveries in the first half.

Average risk-weighted assets grew by 11% and the ratio of operating profit to average risk-weighted assets improved from 2.6% to 2.9%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - UK CORPORATE BANKING

	2006 £m	2005 £m
Net interest income from banking activities	2,169	1,953
Non-interest income	1,284	1,216

Total income	3,453	3,169

Direct expenses
- staff costs	562	488
- other	183	164
- operating lease depreciation	330	335

	1,075	987

Contribution before impairment losses	2,378	2,182
Impairment losses	189	196

Contribution	2,189	1,986
Allocation of Manufacturing costs	427	414

Operating profit	1,762	1,572

	£bn	£bn
Total assets*	88.7	78.3
Loans and advances to customers - gross*	86.8	76.7
Customer deposits*	78.4	66.4
Risk-weighted assets	93.1	82.6

*	excluding reverse repos and repos

UK Corporate Banking had a successful year across all its businesses, strengthening its market leading positions in corporate and commercial banking and building good momentum in the provision of a broadening range of financing and risk management services to its customer base. As a result UKCB increased its total income by 9% to £3,453 million and contribution by 10% to £2,189 million. Operating profit rose by 12% to £1,762 million.

Net interest income from banking activities grew by 11% to £2,169 million. We achieved an 18% increase in average loans and advances to customers, with good growth across all customer segments. We increased average customer deposits by 21%, demonstrating the attractiveness of our range of deposit products for commercial and corporate customers. Changes in the deposit mix and some narrowing of lending margins, principally in the first half of the year, led to a modest decline in UKCB’s net interest margin.

Non-interest income rose by 6% to £1,284 million, reflecting good growth in origination fees and improved distribution of trade and invoice finance and interest rate and foreign exchange products.

Total expenses rose by 7% to £1,502 million. The increase in direct expenses, excluding operating lease depreciation, reflected the recruitment of additional relationship managers and other staff to strengthen the quality of service provided to our expanding customer base, as well as further investment in our electronic banking proposition.

Impairment losses were 4% lower than in 2005 at £189 million. Portfolio risk remained stable and the credit environment benign.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

	2006 £m	2005 £m
Net interest income	4,711	4,510
Non-interest income	3,926	3,746

Total income	8,637	8,256

Direct expenses
- staff costs	1,648	1,565
- other	793	829

	2,441	2,394

Insurance net claims	488	486

Contribution before impairment losses	5,708	5,376
Impairment losses	1,344	1,185

Contribution	4,364	4,191
Allocation of Manufacturing costs	1,711	1,655

Operating profit	2,653	2,536

	£bn	£bn
Total banking assets	119.9	114.4
Loans and advances to customers - gross
- mortgages	69.8	64.6
- personal	21.0	21.5
- cards	9.1	9.6
- business	18.1	16.7
Customer deposits*	115.6	105.3
Investment management assets - excluding deposits	34.9	31.4
Risk-weighted assets	78.4	80.6

*	customer deposits exclude bancassurance.

Retail Markets achieved a good performance in 2006, with total income rising by 5% to £8,637 million. Contribution before impairment losses increased by 6% to £5,708 million, contribution by 4% to £4,364 million and operating profit by 5% to £2,653 million.

Responding to evolving demand from its customers, Retail Markets has added to its capabilities in deposits and investment products and has been rewarded by strong growth in these areas. Lending growth has been centred on high quality residential mortgages and small business loans, while personal unsecured lending was flat, as we limited our activity in the direct loans market and customer demand remained subdued. We have used our full range of brands to address markets flexibly, focusing on the most appropriate products and channels in the light of prevailing market conditions. Expenses have been kept under tight control, with additional investment in our business offset by efficiency gains and the benefits of combining Retail Banking and Direct Channels into a unified business.

Customer recruitment has been centred on our branch channels, where we have achieved good growth in savings accounts and are joint market leader for personal current accounts. Our commitment to customer service, through the largest network of branches and ATMs in the UK, is reflected in our industry-leading customer satisfaction ratings.

Average risk-weighted assets fell by 1%, reflecting a change in business mix toward mortgage lending as well as careful balance sheet management, including increased use of securitisations.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL

	2006 £m	2005 £m
Net interest income	4,211	4,068
Non-interest income	3,492	3,374

Total income	7,703	7,442

Direct expenses
- staff costs	1,349	1,307
- other	656	696

	2,005	2,003

Insurance net claims	488	486

Contribution before impairment losses	5,210	4,953
Impairment losses	1,343	1,172

Contribution	3,867	3,781
Allocation of Manufacturing costs	1,568	1,517

Operating profit	2,299	2,264

	£bn	£bn
Total banking assets	108.8	104.3
Loans and advances to customers – gross
- mortgages	65.6	61.1
- personal	17.7	17.7
- cards	9.0	9.5
- business	16.9	16.3
Customer deposits*	87.1	79.8
Risk-weighted assets	71.9	74.5

*	customer deposits exclude bancassurance.

Retail has delivered a good performance in 2006, achieving 4% growth in total income to £7,703 million. Contribution before impairment losses was up by 5% to £5,210 million, contribution by 2% to £3,867 million, and operating profit by 2% to £2,299 million.

We have advanced in personal banking, with good growth in savings and investment products combined with effective cost control and improvements in the quality of our lending book. Credit card recruitment and unsecured personal lending continues to be focused on lower risk segments, with reduced emphasis on acquisition through direct marketing.

We have continued to expand our customer franchise, growing our personal current account base by 232,000 in 2006 as a result of our sustained focus on quality and customer service. We continue to have the highest share of customers switching current accounts from other banks, and are now joint leader in the personal current account market. RBS is first and NatWest is joint second among major high street banks in Great Britain for the percentage of main current account customers that are “extremely satisfied” overall.

Net interest income increased by 4% to £4,211 million, with faster growth in deposits helping to mitigate lower unsecured lending volumes. Net interest margin improved slightly in the second half.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL (continued)

Average customer deposit balances were 9% higher, driven by personal savings balances up 12% and accelerating growth in business deposits, up 7%. Average mortgage lending was up 8%, with stronger volumes in the second half leading to a 7% market share of net lending in that period. Our offset mortgage product continues to perform well. For the year as a whole, average personal unsecured and credit card lending was flat, reflecting the slower UK consumer demand and our concentration on quality business with existing customers. In the second half we further reduced our activity in the direct loans market, but unsecured balances from our RBS and NatWest customers are broadly in line with the first half. Average business lending rose 5%, reflecting our cautious credit stance.

Non-interest income rose by 4% to £3,492 million. There was strong growth in our investments and private banking businesses as well as business banking fees, mitigating the slowdown in personal loan related insurance income.

Despite investments for future growth, total expenses rose by just 2%, to £3,573 million, whilst direct expenses were held flat at £2,005 million. Staff costs increased by 3% to £1,349 million, reflecting sustained investment in customer service and the expansion of our bancassurance and investment businesses. We continue to make efficiency gains as a result of the consolidation of our retail businesses. Other costs, such as marketing expenses, fell by 6% to £656 million, also benefiting from consolidation.

Impairment losses increased by 15% to £1,343 million, but were lower in the second half of the year than in the first. The year-on-year change in impairment losses slowed from 18% in the first half to 11% in the second half. Credit card arrears have stabilised, while the rate of increase in arrears on unsecured personal loans continued to slow. Mortgage arrears remain very low – the average loan-to-value ratio of Retail’s mortgages was 46% overall and 64% on new mortgages written in 2006. Small business credit quality remains steady.

Bancassurance

Bancassurance has had an excellent year with sales increasing by 56% to £267 million annual premium equivalent. The growth reflects the continued increase in focus on the recruitment of Financial Planning Managers, up 25% and productivity levels, up 43%. Increased sales of collective investments on the back of a successful ISA season and strong individual pensions growth, boosted by A-Day, helped underpin the outturn. Sales of guaranteed bonds were also particularly strong, and helped support a new business margin which improved significantly over the period. The product proposition was strengthened across all lines. Latest market share data shows an increase from 6.6% to 9.0%. On a UK GAAP embedded value basis for life assurance, investment contracts and open ended investment companies, adjusted for investment market volatility, pre tax profit was £78 million compared with £42 million in 2005.

Net claims, which include maturities, surrenders and liabilities to policyholders, were stable at £488 million compared with £486 million in 2005.

Retail Banking/Direct Channels

In the second half of 2006 Retail Banking and Direct Channels were combined to form Retail. On the previous basis, Retail Banking’s income rose by 5% to £5,651 million and contribution by 5% to £3,046 million. Direct Channels’ income was flat and contribution declined by 6% to £821 million. To facilitate comparison with previously published information, further details are set out on page 52.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	2006 £m	2005 £m
Net interest income	500	442
Non-interest income	434	372

Total income	934	814

Direct expenses
- staff costs	299	258
- other	137	133

	436	391

Contribution before impairment losses	498	423
Impairment losses	1	13

Contribution	497	410
Allocation of Manufacturing costs	143	138

Operating profit	354	272

	£bn	£bn
Loans and advances to customers - gross	8.8	7.8
Investment management assets - excluding deposits	28.2	25.4
Customer deposits	28.5	25.5
Risk-weighted assets	6.5	6.1

Wealth Management delivered strong growth, with total income rising by 15% to £934 million. Contribution grew by 21% to £497 million and operating profit by 30% to £354 million.

Wealth Management’s offering of private banking and investment services delivered robust organic income growth in 2006. Our continuing investment in Coutts UK, Adam & Company and our offshore businesses helped us to achieve an overall increase in client numbers of 5%. Coutts UK customers rose by 9%. Outside the UK, Coutts International moved its headquarters to Singapore and was successful in the Asia-Pacific region in recruiting additional experienced private bankers. We grew customer numbers in the region by 13% and income by 24%.

Growth in banking volumes contributed to a 13% rise in net interest income to £500 million. Average loans and advances to customers rose by 14% and average deposits by 10%, with net interest margin maintained at close to 2005 levels.

Non-interest income grew by 17% to £434 million, reflecting higher investment management fees and performance fees, as well as strong growth in new business volumes, particularly in the UK. Assets under management rose by 11%, to £28.2 billion at the year-end.

Total expenses rose by 9% to £579 million. In a highly competitive recruitment market, headcount was successfully increased by 7%, reflecting our continued investment in the UK and further expansion in Asia.

Impairment losses returned to historic levels, following a number of specific items in prior years.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	2006 £m	2005 £m
Net interest income	773	655
Non-interest income	215	203

Total income	988	858

Direct expenses
- staff costs	224	191
- other	91	79

	315	270

Contribution before impairment losses	673	588
Impairment losses	71	58

Contribution	602	530
Allocation of Manufacturing costs	214	207

Operating profit	388	323

Average exchange rate - €/£	1.467	1.463

	£bn	£bn
Total assets	43.1	35.9
Loans and advances to customers - gross
- mortgages	15.0	13.2
- corporate	19.6	13.7
- other	2.1	1.3
Customer deposits	18.0	15.9
Risk-weighted assets	28.3	22.4
Spot exchange rate - €/£	1.490	1.457

Ulster Bank made strong progress in both personal and corporate banking in the Republic of Ireland and in Northern Ireland, with total income rising by 15% to £988 million. Contribution increased by 14% to £602 million and operating profit by 20% to £388 million.

Net interest income increased by 18% to £773 million, reflecting good growth in both loans and customer deposits. Average loans and advances to customers increased by 28%, and average customer deposits by 15%. A principal focus during 2006 was the expansion of our corporate banking franchise, and we succeeded in increasing corporate customer numbers by 7% in the Republic of Ireland and by 4% in Northern Ireland. This contributed to strong growth in both corporate lending, where average loans and advances increased by 32%, and deposits, with Ulster Bank winning a share of new business current accounts well in excess of its historic market share, particularly in the Republic of Ireland. Average mortgage balances grew by 26%, although the rate of growth was slower in the second half when there was some evidence of a more subdued pace of expansion in the mortgage market. The change in business mix resulting from strong growth in corporate lending and mortgages, together with some competitive pressures, led to a modest reduction in net interest margin in the first half, with margin stabilising in the second half.

Non-interest income rose by 6% to £215 million. Ulster Bank achieved good growth in fees from credit cards and ATMs as well as in sales of investment products, which was only partially offset by the introduction of Ulster Bank’s new range of current accounts, which are free of transaction fees.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK (continued)

Total expenses increased by 11% to £529 million, as we continued our investment programme to support the future growth of the business. We recruited additional customer-facing staff, particularly in corporate banking, opened three new business centres and continued with our branch improvement programme. By the end of 2006, 70% of Ulster Bank branches had been upgraded.

During 2006 we successfully completed the migration of our core systems to the RBS Group manufacturing model and, as a result, we now have access to the complete RBS product range.

The credit environment remains benign. Impairment losses rose by £13 million to £71 million, consistent with growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	2006 £m	2005 £m	2006 $m	2005 $m
Net interest income	2,085	2,122	3,844	3,861
Non-interest income	1,232	1,142	2,271	2,079

Total income	3,317	3,264	6,115	5,940

Direct expenses
- staff costs	803	819	1,480	1,490
- other	751	739	1,385	1,344

	1,554	1,558	2,865	2,834

Contribution before impairment losses	1,763	1,706	3,250	3,106
Impairment losses	181	131	333	239

Operating profit	1,582	1,575	2,917	2,867

Average exchange rate - US$/£	1.844	1.820

	$bn	$bn
Total assets	162.2	158.8
Loans and advances to customers - gross
- mortgages	18.6	18.8
- home equity	34.5	31.8
- other consumer	23.2	24.8
- corporate and commercial	32.7	29.2
Customer deposits	106.8	106.3
Risk-weighted assets	113.1	106.4

Spot exchange rate - US$/£	1.965	1.721

Citizens grew its total income by 3% to $6,115 million and its operating profit by 2% to $2,917 million. In sterling terms, Citizens total income increased by 2% to £3,317 million, while its operating profit rose slightly to £1,582 million.

We have achieved good growth in lending volumes, with average loans and advances to customers increasing by 10%. In business lending, average loans excluding finance leases increased by 15%, reflecting Citizens’ success in adding new mid-corporate customers and increasing its total number of business customers by 4% to 467,000. In personal lending, Citizens increased average mortgage and home equity lending by 14%, though the mortgage market slowed in the second half. Average credit card receivables, while still relatively small, increased by 19%.

We increased average customer deposits by 4%, although spot balances at the end of 2006 were little changed from the end of 2005. As interest rates rose further and the US yield curve inverted, we saw migration from low-cost checking and liquid savings to higher-cost term and time deposits. This migration is a principal reason for the decline in Citizens’ net interest margin to 2.72% in 2006, compared with 3.00% in 2005. The decline slowed over the course of the year, with net interest margin in the second half 6 basis points lower than in the first. Lower net interest margins more than offset the benefit of higher average loans and deposits, leaving net interest income marginally lower at $3,844 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income rose by 9% to $2,271 million. Business and corporate fees rose strongly, with good results especially in foreign exchange, interest rate derivatives and cash management benefiting from increased activity with Corporate Markets. There was good progress in debit cards, where issuance has been boosted by the launch in September of our “Everyday Rewards” programme. Citizens has also become the US’s leading issuer of Paypass™ contactless debit cards, with 3.65 million cards issued. Our credit card customers increased by 20%, whilst RBS Lynk, our merchant acquiring business, also achieved significant growth, processing 40% more transactions than it did in 2005 and expanding its merchant base by 11%.

Tight cost control and a 5% reduction in headcount limited the increase in total expenses to only 1%, despite continued investment in growth opportunities such as mid-corporate banking, contactless debit cards, merchant acquiring and supermarket banking.

Citizens continued to expand its branch network. Our partnership with Stop & Shop Supermarkets has helped us to expand our supermarket banking franchise into New York, while in October we announced the purchase of GreatBanc, Inc., strengthening our position in the Chicago market and making us the 4th largest bank in the Chicago area, based on deposits. The acquisition was completed in February 2007.

Impairment losses totalled $333 million, representing just 0.31% of loans and advances to customers and illustrating the prime quality of our portfolio. Underlying strong credit quality remained unchanged as our portfolio grew, with risk elements in lending and problem loans representing 0.32% of loans and advances, the same level as in 2005. Our consumer lending is to prime customers with average FICO scores on our portfolios, including home equity lines of credit, in excess of 700, and 95% of lending is secured.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	2006 £m	2005 £m
Earned premiums	5,713	5,641
Reinsurers’ share	(212)	(246)

Insurance premium income	5,501	5,395
Net fees and commissions	(486)	(449)
Other income	664	543

Total income	5,679	5,489

Direct expenses
- staff costs	319	316
- other	426	411

	745	727

Gross claims	4,030	3,903
Reinsurers’ share	(60)	(76)

Net claims	3,970	3,827

Contribution	964	935
Allocation of Manufacturing costs	214	207

Operating profit	750	728

In-force policies (thousands)
- Core motor: UK	7,490	7,439
- Core motor: Continental Europe	2,114	1,862
- Core non-motor (including home, rescue, SMEs, pet, HR24): UK	4,920	4,799
- Partnerships (including motor, home, rescue, SMEs, pet, HR24)	7,267	7,559

General insurance reserves - total (£m)	8,068	7,776

RBS Insurance increased total income by 3% to £5,679 million, with contribution also rising by 3% to £964 million and operating profit by the same percentage to £750 million.

We achieved good overall policy growth of 3% in our core businesses including excellent progress in our European businesses. Our joint venture in Spain grew policy numbers by 14% to 1.34 million.

In the UK we have grown our core motor book by 1% whilst focusing on more profitable customers acquired through our direct brands, with good results achieved through the internet channel, which accounted for half of all new own-brand motor policies last year.

We implemented price rises in motor insurance in the second half of the year, and average motor premium rates across the market increased in the fourth quarter. Higher premium rates will, however, take time to feed through into income, and competition on prices remains strong.

Our core non-motor personal lines policies grew by 3%, with particularly good progress in Tesco Personal Finance. SME has also performed well with policies sold through our intermediary business growing by 10%.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

However, some of our partnership books continue to age and we did not renew a number of other partnerships. As a result, the number of partnership policies in force fell by 8% in motor and by 9% in home.

Insurance premium income was up 2% to £5,501 million, reflecting a modest overall increase in the total number of in-force policies.

Net fees and commissions payable increased by 8% to £486 million, whilst other income rose by 22% to £664 million, reflecting increased investment income.

Total expenses rose by 3% to £959 million. Good cost discipline held direct expenses to £745 million, up 2%. Staff costs rose by 1%, reflecting improved efficiency despite continued investment in service standards. A 4% rise in non-staff costs included increased marketing expenditure to support growth in continental Europe.

Net claims rose by 4% to £3,970 million. The environment for home claims remained benign, whilst underlying increases in average motor claims costs were partially offset by purchasing efficiencies and improvements in risk management.

The UK combined operating ratio for 2006, including Manufacturing costs, was 94.6%, compared with 93.4% in 2005, reflecting a higher loss ratio and the discontinuation of some partnerships.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2006 £m	2005 £m
Staff costs	763	725
Other costs	2,089	2,033

Total Manufacturing costs	2,852	2,758
Allocated to divisions	(2,852)	(2,758)

	—	—

Analysis of Manufacturing costs:
Group Technology	966	953
Group Property	910	834
Customer Support and other operations	976	971

Total Manufacturing costs	2,852	2,758

Manufacturing costs increased by 3% to £2,852 million, benefiting from investment in efficiency programmes while supporting business growth and maintaining high levels of customer satisfaction. Staff costs rose by 5%, with increases in Group Technology partially offset by reduced headcount in Operations.

Group Technology costs were 1% higher at £966 million, as we achieved significant improvements in productivity balanced by investment in software development. In the biggest integration project undertaken since NatWest, we brought Ulster Bank onto the RBS technology platform.

Group Property costs increased by 9% to £910 million, reflecting the continuation of our branch improvement programme and ongoing investment in major operational centres, including Manchester, Birmingham and Glasgow.

Customer Support and other operations held costs virtually flat at £976 million and, like Group Technology, achieved significant improvements in productivity. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in ‘lean manufacturing’ approaches across our operational centres is expected to deliver further improvements in efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2006 £m	2005 £m
Funding costs	780	801
Departmental and corporate costs	588	586

	1,368	1,387
Allocation of Manufacturing costs	143	137

Total central items	1,511	1,524

Total central items decreased by 1% to £1,511 million.

Central funding costs were 3% lower at £780 million, largely reflecting a year on year reduction of £41 million in IFRS-related volatility. The Group hedges its economic risks, and volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function.

Departmental and corporate costs at £588 million were similar to 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	2006			2005
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Treasury and other eligible bills	2,129	93	4.37	3,223	140	4.34
Loans and advances to banks	23,290	979	4.20	24,803	957	3.86
Loans and advances to customers	360,562	22,181	6.15	317,585	18,717	5.89
Debt securities	35,155	1,713	4.87	38,079	1,691	4.44

Interest-earning assets - banking business	421,136	24,966	5.93	383,690	21,505	5.60

Trading business	202,408			172,990
Non-interest-earning assets	210,358			180,368

Total assets	833,902			737,048

Liabilities
Deposits by banks	64,811	2,621	4.04	62,125	2,083	3.35
Customer accounts	254,678	8,899	3.49	228,416	6,821	2.99
Debt securities in issue	81,161	3,746	4.62	72,293	2,704	3.74
Subordinated liabilities	26,647	1,391	5.22	26,590	1,276	4.80
Internal funding of trading business	(49,405)	(2,100)	4.25	(39,814)	(1,164)	2.92

Interest-bearing liabilities - banking business	377,892	14,557	3.85	349,610	11,720	3.35

Trading business	204,810			172,744
Non-interest-bearing liabilities
- demand deposits	29,577			28,665
- other liabilities	184,747			153,081
Shareholders’ equity	36,876			32,948

Total liabilities	833,902			737,048

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, interest income has been adjusted by £63 million (2005 - £59 million).

3.	Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated statement of income. In the average balance sheet shown above, interest includes interest income and interest expense related to these instruments of £215 million (2005 - £115 million) and £465 million (2005 - £307 million) respectively and the average balances have been adjusted accordingly.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate	2006%	2005%
The Group’s base rate	4.64	4.65
London inter-bank three month offered rates:
- Sterling	4.85	4.76
- Eurodollar	5.20	3.56
- Euro	3.08	2.18

	2006%	2005%
Yields, spreads and margins of the banking business:
Gross yield on interest-earning assets of banking business	5.93	5.60
Cost of interest-bearing liabilities of banking business	(3.85)	(3.35)

Interest spread of banking business	2.08	2.25
Benefit from interest-free funds	0.39	0.30

Net interest margin of banking business	2.47	2.55

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

In the income statement below, net gain on sale of strategic investments and subsidiaries, amortisation of purchased intangible assets and integration costs are included in other non-interest income and operating expenses as appropriate.

	2006 £m	2005 £m
Interest receivable	24,688	21,331
Interest payable	14,092	11,413

Net interest income	10,596	9,918

Fees and commissions receivable	7,116	6,750
Fees and commissions payable	(1,922)	(1,841)
Income from trading activities	2,675	2,343
Other operating income (excluding insurance premium income)	3,564	2,953
Insurance premium income	6,243	6,076
Reinsurers’ share	(270)	(297)

Non-interest income	17,406	15,984

Total income	28,002	25,902

Staff costs	6,723	5,992
Premises and equipment	1,421	1,313
Other administrative expenses	2,658	2,816
Depreciation and amortisation	1,678	1,825

Operating expenses*	12,480	11,946

Profit before other operating charges and impairment losses	15,522	13,956
Insurance claims	4,550	4,413
Reinsurers’ share	(92)	(100)
Impairment losses	1,878	1,707

Operating profit before tax	9,186	7,936
Tax	2,689	2,378

Profit for the year	6,497	5,558
Minority interests	104	57
Preference dividends	191	109

Profit attributable to ordinary shareholders	6,202	5,392

Basic earnings per ordinary share (Note 4)	194.7p	169.4p

Diluted earnings per ordinary share (Note 4)	193.2p	168.3p

Adjusted earnings per ordinary share (Note 4)	200.0p	175.9p

	£m	£m
* Operating expenses include:
Integration costs:
Administrative expenses	118	318
Depreciation and amortisation	16	140

	134	458
Amortisation of purchased intangible assets	94	97

	228	555

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2006

	2006 £m	2005 £m
Assets
Cash and balances at central banks	6,121	4,759
Treasury and other eligible bills	5,491	5,538
Loans and advances to banks	82,606	70,587
Loans and advances to customers	466,893	417,226
Debt securities	127,251	120,965
Equity shares	13,504	9,301
Intangible assets	18,904	19,932
Property, plant and equipment	18,420	18,053
Settlement balances	7,425	6,005
Derivatives	116,681	95,663
Prepayments, accrued income and other assets	8,136	8,798

Total assets	871,432	776,827

Liabilities
Deposits by banks	132,143	110,407
Customer accounts	384,222	342,867
Debt securities in issue	85,963	90,420
Settlement balances and short positions	49,476	43,988
Derivatives	118,112	96,438
Accruals, deferred income and other liabilities	15,660	14,247
Retirement benefit liabilities	1,992	3,735
Deferred taxation	3,264	1,695
Insurance liabilities	7,456	7,212
Subordinated liabilities	27,654	28,274

Total liabilities	825,942	739,283
Equity:
Minority interests	5,263	2,109
Shareholders’ equity*
Called up share capital	815	826
Reserves	39,412	34,609
Total equity	45,490	37,544

Total liabilities and equity	871,432	776,827

*Shareholders’ equity attributable to:

Ordinary shareholders	36,546	32,426
Preference shareholders	3,681	3,009

	40,227	35,435

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £871.4 billion at 31 December 2006 were up £94.6 billion, 12%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills remained stable at £5.5 billion.

Loans and advances to banks increased by £12.0 billion, 17%, to £82.6 billion. Reverse repurchase agreements and stock borrowing (“reverse repos”) increased by £12.3 billion, 30% to £54.2 billion, offset by a reduction in bank placings of £0.3 billion, 1% to £28.4 billion.

Loans and advances to customers were up £49.7 billion, 12%, to £466.9 billion. Within this, reverse repos increased by 29%, £14.0 billion to £62.9 billion. Excluding reverse repos, lending rose by £35.7 billion, 10%, to £404.0 billion reflecting organic growth across all divisions.

Debt securities increased by £6.3 billion, 5%, to £127.3 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £4.2 billion, 45%, to £13.5 billion, reflecting the increase in the fair value of available-for-sale securities, principally the investment in Bank of China.

Intangible assets decreased by £1.0 billion, 5%, to £18.9 billion, principally due to exchange rate movements.

Property, plant and equipment were up £0.4 billion, 2%, to £18.4 billion, mainly due to growth in investment properties and operating lease assets.

Settlement balances rose £1.4 billion, 24%, to £7.4 billion as a result of increased customer activity.

Derivatives, assets and liabilities, increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.7 billion, 8%, to £8.1 billion.

Deposits by banks rose by £21.7 billion, 20%, to £132.1 billion to fund business growth. Increased repurchase agreements and stock lending (“repos”), up £28.5 billion, 59%, to £76.4 billion were partially offset by lower inter-bank deposits, down £6.8 billion, 11%, at £55.7 billion.

Customer accounts were up £41.4 billion, 12% at £384.2 billion. Within this, repos increased £15.3 billion, 31%, to £64.0 billion. Excluding repos, deposits rose by £26.1 billion, 9%, to £320.2 billion with good growth in all divisions.

Debt securities in issue decreased by £4.5 billion, 5%, to £86.0 billion.

The increase in settlement balances and short positions, up £5.5 billion, 12%, to £49.5 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £1.4 billion, 10%, to £15.7 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were down £0.6 billion, 2%, to £27.7 billion. The issue of £2.3 billion dated and £0.7 billion undated loan capital was offset by the redemption of £0.3 billion dated loan capital, £0.7 billion undated loan capital and £0.3 billion non-cumulative preference shares and the effect of exchange rates, £1.7 billion and other movements, £0.6 billion.

Deferred taxation liabilities rose by £1.6 billion to £3.3 billion largely reflecting the provision for tax on the uplift in the value of available-for-sale equity shares.

Equity minority interests increased by £3.2 billion to £5.3 billion. Of the increase, £2.1 billion related to the uplift in the value of the investment in Bank of China attributable to minority shareholders. The remaining increase primarily arose from the issue of £400 million trust preferred securities and a restructuring of the life assurance joint venture with Aviva, following the repayment of an existing loan replaced by an equity investment. This restructuring has no effect on the Group’s regulatory capital position.

Shareholders’ equity increased by £4.8 billion, 14%, to £40.2 billion. The profit for the year of £6.4 billion, issue of £0.7 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, £1.6 billion increase in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China and a £1.3 billion net decrease after tax in the Group’s pension liability, were partly offset by the payment of the 2005 final ordinary dividend and the 2006 interim dividend, £2.5 billion and preference dividends of £0.2 billion, together with £1.0 billion ordinary share buybacks and £1.6 billion resulting from the effect of exchange rates and other movements.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006 £m	2005 £m
Net movements in reserves:
Available-for-sale	4,479	(547)
Cash flow hedges	(249)	(67)
Currency translation	(1,681)	842
Actuarial gains/(losses) on defined benefit plans	1,781	(799)
Tax on items recognised direct in equity	(1,173)	478

Net income/(expense) recognised direct in equity	3,157	(93)
Profit for the year	6,497	5,558

Total recognised income and expense for the year	9,654	5,465

Attributable to:
Equity shareholders	7,707	5,355
Minority interests	1,947	110

	9,654	5,465

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006 £m	2005 £m
		(Restated )
Operating activities
Operating profit before tax	9,186	7,936
Adjustments for:
Depreciation and amortisation	1,678	1,825
Interest on subordinated liabilities	1,386	1,271
Charge for defined benefit pension schemes	580	462
Cash contribution to defined benefit pension schemes	(536)	(452)
Elimination of foreign exchange differences and other non-cash items	3,396	(4,472)

Net cash inflow from trading activities	15,690	6,570
Changes in operating assets and liabilities	3,980	(519)

Net cash flows from operating activities before tax	19,670	6,051
Income taxes paid	(2,229)	(1,911)

Net cash flows from operating activities	17,441	4,140

Investing activities
Sale and maturity of securities	27,126	39,472
Purchase of securities	(19,126)	(39,196)
Sale of property, plant and equipment	2,990	2,220
Purchase of property, plant and equipment	(4,282)	(4,812)
Net investment in business interests and intangible assets	(63)	(296)

Net cash flows from investing activities	6,645	(2,612)

Financing activities
Issue of ordinary shares	104	163
Issue of equity preference shares	671	1,649
Issue of subordinated liabilities	3,027	1,234
Proceeds from minority interests	1,354	1,264
Redemption of minority interests	(81)	(121)
Repurchase of ordinary shares	(991)	—
Shares purchased by employee trusts	(254)	—
Shares issued under employee share schemes	108	—
Repayment of subordinated liabilities	(1,318)	(1,553)
Dividends paid	(2,727)	(2,007)
Interest on subordinated liabilities	(1,409)	(1,332)

Net cash flows from financing activities	(1,516)	(703)

Effects of exchange rate changes on cash and cash equivalents	(3,468)	1,703

Net increase in cash and cash equivalents	19,102	2,528
Cash and cash equivalents at beginning of year	52,549	50,021

Cash and cash equivalents at end of year	71,651	52,549

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 136 to 142 of the 2005 Report and Accounts.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £1,877 million (2005—£1,703 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2006 from £3,887 million to £3,935 million, and the movements thereon were:

	2006 £m	2005 £m
At 1 January	3,887	4,145
Currency translation and other adjustments	(61)	51
Amounts written-off	(1,841)	(2,040)
Recoveries of amounts previously written-off	215	172
Charge to income statement	1,877	1,703
Unwind of discount	(142)	(144)

At 31 December	3,935	3,887

The provision at 31 December 2006 includes £2 million (2005—£3 million) in respect of loans and advances to banks.

3.	Taxation

The charge for taxation is summarised as follows:

	2006 £m	2005 £m
Tax on profit before intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	2,750	2,486
Tax relief on intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	(61)	(108)

Charge for taxation	2,689	2,378

Overseas tax included above	1,100	946

The charge for taxation represents 29.3% (2005 – 30%) of profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2006 £m	2005 £m
Profit before tax	9,186	7,936

Expected tax charge at 30%	2,756	2,381
Non-deductible items	288	309
Non-taxable items	(251)	(166)
Foreign profits taxed at other rates	63	77
Other	19	(15)
Adjustments in respect of prior periods	(186)	(208)

Actual tax charge	2,689	2,378

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share

Earnings per share have been calculated based on the following:

	2006 £mb	2005 £m
Earnings
Profit attributable to ordinary shareholders	6,202	5,392
Add back finance cost on dilutive convertible securities	64	65

Diluted earnings attributable to ordinary shareholders	6,266	5,457

Number of shares - millions
Weighted average number of ordinary shares
In issue during the year	3,185	3,183
Effect of dilutive share options and convertible securities	58	60

Diluted weighted average number of ordinary shares in issue during the year	3,243	3,243

Basic earnings per share	194.7p	169.4p
Intangibles amortisation	2.0p	2.0p
Integration costs	3.3p	9.9p
Net gain on sale of strategic investments and subsidiaries	—	(5.4p	)

Adjusted earnings per share	200.0p	175.9p

Diluted earnings per share	193.2p	168.3p

Adjusted diluted earnings per share	198.4p	174.7p

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

Total revenue	2006 £m	2005 £m
Corporate Markets
- Global Banking & Markets	19,052	12,097
- UK Corporate Banking	5,975	6,205
Retail Markets
- Retail	12,946	12,396
- Wealth Management	2,458	1,999
Ulster Bank	2,370	1,788
Citizens	5,874	4,882
RBS Insurance	6,447	6,261
Manufacturing	54	60
Central items	8,078	5,189
Elimination of intra-group transactions	(18,968)	(11,757)

	44,286	39,120
Disposal of strategic investments and subsidiaries	—	333

	44,286	39,453

	2006 £m	2005 £m
Corporate Markets
- Global Banking & Markets	3,790	3,041
- UK Corporate Banking	1,762	1,572
Total Corporate Markets	5,552	4,613
Retail Markets
- Retail	2,299	2,264
- Wealth Management	354	272
Total Retail Markets	2,653	2,536
Ulster Bank	388	323
Citizens	1,582	1,575
RBS Insurance	750	728
Manufacturing	—	—
Central items	(1,511)	(1,524)

	9,414	8,251
Amortisation of purchased intangible assets	(94)	(97)
Integration costs	(134)	(458)
Net gain on sale of strategic investments and subsidiaries	—	240

	9,186	7,936

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Dividend and share capital

During the year dividends of 53.1p per ordinary share (2005—41.2p) in respect of the final dividend for 2005 and 24.2p per ordinary share (2005—19.4p) in respect of the interim dividend for 2006 were paid to ordinary shareholders. The directors have recommended a final dividend for 2006 of 66.4p per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 8 June 2007 to shareholders registered on 9 March 2007.

At the Annual General Meeting the shareholders will be asked to approve a bonus issue of 2 new ordinary shares of 25 pence each fully paid for each ordinary share held. If approved, the record date for the bonus issue will be 4 May 2007 and the new ordinary shares of 25 pence each are expected to be admitted to listing on 8 May 2007.

7.	Analysis of repurchase agreements

	2006 £m	2005 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	54,152	41,804
Loans and advances to customers	62,908	48,887

Repurchase agreements and stock lending
Deposits by banks	76,376	47,905
Customer accounts	63,984	48,754

8.	Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity

	2006 £m	2005 £m
Called-up share capital
At beginning of year	826	822
Implementation of IAS 32 on 1 January 2005	—	(2)
Shares issued during the year	2	6
Shares repurchased during the year	(13)	—

At end of year	815	826

Share premium account
At beginning of year	11,777	12,964
Implementation of IAS 32 on 1 January 2005	—	(3,159)
Shares issued during the year	815	1,972
Shares repurchased during the year	(381)	—
Redemption of preference shares classified as debt	271	—

At end of year	12,482	11,777

Merger reserve
At beginning and end of year	10,881	10,881

Available-for-sale reserves
At beginning of year	(73)	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	289
Currency translation adjustments	(43)	4
Unrealised gains in the year	2,652	35
Realised gains in the year	(313)	(582)
Taxation	(695)	181

At end of year	1,528	(73)

Cash flow hedging reserve
At beginning of year	59	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	67
Amount recognised in equity during the year	(109)	18
Amount transferred from equity to earnings for the year	(140)	(85)
Taxation	41	59

At end of year	(149)	59

Foreign exchange reserve
At beginning of year	469	(320)
Retranslation of net assets, net of related hedges	(1,341)	789

At end of year	(872)	469

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity (continued)

	2006 £m	2005 £m
Capital redemption reserve
At beginning of year	157	157
Shares repurchased during the year	13	—

At end of year	170	157

Retained earnings
At beginning of year	11,346	9,408
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(1,078)
Profit attributable to ordinary and equity preference shareholders	6,393	5,501
Ordinary dividends paid	(2,470)	(1,927)
Equity preference dividends paid	(191)	(109)
Shares repurchased during the year	(624)	—
Redemption of preference shares classified as debt	(271)	—
Actuarial gains/(losses) recognised in retirement benefit schemes, net of tax	1,262	(561)
Net cost of shares bought and used to satisfy share-based payments	(38)	—
Share-based payments	80	112

At end of year	15,487	11,346

Own shares held
At beginning of year	(7)	(7)
Shares purchased during the year	(254)	—
Shares issued under employee share schemes	146	—

At end of year	(115)	(7)

Shareholders’ equity at end of year	40,227	35,435

Minority interests
At beginning of year	2,109	3,492
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(2,541)
Currency translation adjustments and other movements	(297)	53
Profit for the year	104	57
Dividends paid	(66)	(95)
Unrealised gains on available-for-sale securities	2,140	—
Equity raised	1,354	1,264
Equity withdrawn	(81)	(121)

At end of year	5,263	2,109

Total equity at end of year	45,490	37,544

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Retirement benefit liabilities

	2006 £m	2005 £m
Present value of defined benefit obligations	20,951	21,123
Fair value of plan assets	18,959	17,388

Net pension liability	1,992	3,735

The reduction in net pension liability of £1,743 million reflects strong growth in scheme assets coupled with a higher discount rate due to the rise in AA rated corporate bond yields. This was partially offset by a change in mortality assumptions in light of increased life expectancy of current and future pensioners.

11.	Analysis of contingent liabilities and commitments

	2006 £m	2005 £m
Contingent liabilities
Guarantees and assets pledged as collateral security	13,013	12,253
Other contingent liabilities	6,833	6,394

	19,846	18,647

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	235,586	203,021
Other commitments	2,402	3,529

	237,988	206,550

Total contingent liabilities and commitments	257,834	225,197

12.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2006 will be filed with the Registrar of Companies following the company’s Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

13.	Date of approval

This announcement was approved by the Board of directors on 28 February 2007.

14.	Form 20-F

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	2006 £m	2005 £m
Non-interest income
Fees and commissions receivable	7,116	6,750
Fees and commissions payable
- banking	(1,432)	(1,378)
- insurance related	(490)	(463)

Net fees and commissions	5,194	4,909

Foreign exchange	738	647
Interest rates	973	943
Credit	841	666
Other	123	87

Income from trading activities	2,675	2,343

Rental and other asset-based activities	2,149	1,736
Other income
- Principal investments	794	560
- net realised gains on available-for-sale securities	196	83
- dividend income	73	79
- profit on sale of property, plant and equipment	125	32
- other	227	130

Other operating income	3,564	2,620

Non-interest income (excluding insurance premiums)	11,433	9,872

Insurance net premium income	5,973	5,779

Total non-interest income	17,406	15,651

Staff costs
- wages, salaries and other staff costs	5,641	4,985
- social security costs	389	353
- pension costs	617	506
Premises and equipment	1,411	1,274
Other	2,626	2,592

Administrative expenses	10,684	9,710
Operating lease depreciation	787	805
Other depreciation and amortisation	781	783

Operating expenses	12,252	11,298

General insurance	3,970	3,827
Bancassurance	488	486

Insurance net claims	4,458	4,313

Loan impairment losses	1,877	1,703
Impairment losses against available-for-sale securities	1	4

Impairment losses	1,878	1,707

Note: the data above exclude amortisation of purchased intangibles and integration costs, and net gain on sale of strategic investments and subsidiaries in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

Capital base	2006 £m	2005 £m
Ordinary shareholders’ funds and minority interests less intangibles	20,281	18,196
Preference shares and tax deductible securities	9,760	10,022

Tier 1 capital	30,041	28,218
Tier 2 capital	27,491	22,437

	57,532	50,655
Less: Supervisory deductions	(10,583)	(7,282)

	46,949	43,373

Risk-weighted assets
Banking book
- on-balance sheet	318,600	303,300
- off-balance sheet	59,400	51,500
Trading book	22,300	16,200

	400,300	371,000

Risk asset ratio
Tier 1	7.5%	7.6%
Total	11.7%	11.7%

Composition of capital
Tier 1
Shareholders’ equity and minority interests	41,700	37,414
Innovative tier 1 securities and preference shares	4,900	5,746
Goodwill and other intangible assets	(18,904)	(19,932)
Regulatory and other adjustments	2,345	4,990

Total qualifying tier 1 capital	30,041	28,218

Tier 2
Unrealised gains in available-for-sale equity securities in shareholders’ equity and minority interests	3,790	130
Collective impairment losses, net of taxes	2,267	2,169
Qualifying subordinated liabilities	21,024	20,060
Minority and other interests in tier 2 capital	410	78

Total qualifying tier 2 capital	27,491	22,437

Supervisory deductions
Unconsolidated investments	3,870	3,958
Investments in other banks	5,203	1,789
Other deductions	1,510	1,535

	10,583	7,282

Total regulatory capital	46,949	43,373

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	2006 £m	2005 £m
Central and local government	6,732	3,340
Finance	25,017	27,091
Individuals - home	70,884	65,286
Individuals - other	27,922	26,323
Other commercial and industrial comprising:
- Manufacturing	11,051	11,615
- Construction	8,251	7,274
- Service industries and business activities	43,887	40,687
- Agriculture, forestry and fishing	2,767	2,645
- Property	39,296	32,899
Finance leases and instalment credit	14,218	13,909
Interest accruals	1,497	1,250

	251,522	232,319
Overseas residents	69,242	52,234

Total UK offices	320,764	284,553

Overseas
US	92,166	90,606
Rest of the World	57,896	45,951

Total Overseas offices	150,062	136,557

Loans and advances to customers - gross	470,826	421,110
Loan impairment provisions	(3,933)	(3,884)

Total loans and advances to customers	466,893	417,226

Reverse repurchase agreements included in the analysis above:
Central and local government	3,677	1,001
Finance	17,540	18,427
Accruals	220	187

	21,437	19,615
Overseas residents	18,487	14,237

Total UK offices	39,924	33,852
US	19,383	14,994
Rest of the World	3,601	41

Total	62,908	48,887

Loans and advances to customers excluding reverse repurchase agreements - net	403,985	368,339

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	2006 £m	2005 £m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,420	4,977
- Foreign	812	949

	6,232	5,926

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	81	2
- Foreign	24	7

	105	9

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
- Domestic	—	2
- Foreign	—	—

	—	2

Total risk elements in lending	6,337	5,937

Potential problem loans (4)
- Domestic	47	14
- Foreign	5	5

	52	19

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	62%	65%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.55%	1.60%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	1.57%	1.60%

1.	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2.	All loans against which an impairment provision is held are reported in the non-accrual category.
3.	Loans where an impairment event has taken place but no impairment recognised. This category is used for over collateralised non-revolving credit facilities.
4.	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk (VaR) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group, which assumes a 95% confidence level and a one-day time horizon. The VaR for the Group’s trading portfolios is segregated by type of market risk exposure, including idiosyncratic risk.

	Average £m	Period end £m	Maximum £m	Minimum £m
Trading VaR
Interest rate	8.7	10.2	15.0	5.7
Credit spread	13.2	14.1	15.7	10.4
Currency	2.2	2.5	3.5	1.0
Equity and commodity	1.4	1.6	4.3	0.6
Diversification effects		(12.8)

31 December 2006	14.2	15.6	18.9	10.4

31 December 2005	13.0	12.8	16.5	9.9

Treasury VaR
31 December 2006	2.4	1.5	4.4	0.6

31 December 2005	4.0	3.5	5.8	2.8

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•

The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	31 December 2006	31 December 2005
Ordinary share price	£19.93	£17.55
Number of ordinary shares in issue	3,153m	3,197m
Market capitalisation	£62.8bn	£56.1bn
Net asset value per ordinary share	£11.59	£10.14
Employee numbers (full time equivalents rounded to the nearest hundred)
Global Banking & Markets	8,700	7,400
UK Corporate Banking	8,800	8,400
Retail	39,800	40,400
Wealth Management	4,500	4,200
Ulster Bank	4,800	4,400
Citizens	23,100	24,400
RBS Insurance	17,500	19,300
Manufacturing	25,200	26,000
Centre	2,600	2,500

Group total	135,000	137,000

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

(1) Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in 2006. These changes do not affect the Group’s results.

	Previously reported £m	Resegmentation £m	*Change in presentation £m	Transfers £m	Restated £m
Global Banking & Markets (1)
- Net interest income	1,200	(166)	452	—	1,486
- Non-interest income	4,598	(51)	(452)	10	4,105
- Staff costs	1,471	40	—	7	1,518
- Other costs	391	(35)	—	1	357
- Impairment losses	117	22	—	—	139
Contribution	3,421	(244)	—	2	3,179

UK Corporate Banking (1)
- Net interest income	1,760	166	49	(22)	1,953
- Non-interest income	1,257	51	(49)	(43)	1,216
- Staff costs	529	(40)	—	(1)	488
- Other costs	132	35	—	(3)	164
- Impairment losses	218	(22)	—	—	196
Contribution	1,803	244	—	(61)	1,986

Retail
- Net interest income	4,057			11	4,068
- Non-interest income	3,342			32	3,374
- Staff costs	1,256			51	1,307
- Other costs	686			10	696
Contribution	3,799			(18)	3,781

Wealth Management
- Other costs	135			(2)	133
Contribution	408			2	410

RBS Insurance
- Staff costs	323			(7)	316
- Other costs	413			(2)	411
Contribution	926			9	935

Manufacturing
- Staff costs	740			(15)	725
- Other costs	2,003			30	2,033
Contribution	(2,743)			(15)	(2,758)

Centre
- Funding costs	810			(9)	801
- Department costs	658			(72)	586
Contribution	(1,468)			81	(1,387)

*	The change in presentation is in respect of funding costs relating to rental and other assets which have been netted against Income from rental assets and Other operating income in the presentation of Corporate Markets’ results only. These funding costs continue to be included in interest payable in computing the Group’s net interest margin.

Note:

(1)	The above shows how the Global Banking & Markets and UK Corporate Banking figures have been computed from the previous Global Banking & Markets and Mid Corporate and Commercial analysis presented in 2005. This takes into account the reorganisation of these segments, changes in the presentation of funding costs and transfers of businesses between Corporate Markets and other divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (continued)

(2)	Retail Markets was reorganised during the second half of 2006 into Retail (by combining Retail Banking and Direct Channels) and Wealth Management and is now managed on this basis. To facilitate comparison, set out below are the results of Retail Banking and Direct Channels as they would have been reported. The prior year numbers reflect the transfer of certain activities between these two businesses, the largest of which was the intermediary mortgage business transferred to Direct Channels from Retail Banking.

	Retail Banking		Direct Channels
	2006 £m	2005 £m	2006 £m	2005 £m
Net interest income	3,285	3,110	926	958
Non-interest income	2,366	2,284	1,126	1,090

Total income	5,651	5,394	2,052	2,048

Direct expenses
- staff costs	1,115	1,080	234	227
- other	297	330	359	366

	1,412	1,410	593	593

Insurance net claims	488	486	—	—

Contribution before impairment losses	3,751	3,498	1,459	1,455
Impairment losses	705	590	638	582

Contribution	3,046	2,908	821	873

(3)	Cash flow statement

Two line items in the 2005 cash flow statement have been amended as set out below. No other caption is affected and the amount of cash and cash equivalents is unchanged.

	2005
	As reported £m	Revised £m
Other non-cash items	338	(4,472)

Effects of foreign exchange rate changes on cash and cash equivalents	(3,107)	1,703

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2006 final dividend payment	8 June 2007
2007 interim results announcement	3 August 2007
2007 interim dividend payment	October 2007
2007 annual results announcement	28 February 2008

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2203

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1923
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1914
07796 274968

28 February 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 March 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat